U.  S.   Securities  and  Exchange Commission

                                 Washington, D.C. 20549

                                      Form 10-SB/A

                    GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                                 SMALL BUSINESS ISSUERS

               UNDER SECTION 12 (b)  OR (g) OF THE  SECURITIES EXCHANGE ACT
          OF 1934

                      Far West Group, Inc., A Nevada Corporation


               -------------------------------------------------------

                    Nevada                                  86-0867960
             -------------------

    (State   or   other  jurisdiction     (I.R.S. Employer Identification No.)
    of Incorporation or organization)

     1665 East 18th Street, Suite 113
           Tucson, Arizona                                     85719
    --------------------------------                        -----------
         (Address of  principal                             (zip code)
         executive offices)

                                     520-740-1119
                                   ----------------
                                  Issuer's telephone number

                  Securities  to be registered under section  12 (g) of the
          Act:

    Title of  each  class                    Name of each exchange on which
    to  be so registered:                    each class is to be registered:

        Common Stock                                     None

                  Securities to be  registered  under section 12(g)  of the
          Act:

        80  million shares of  Common Stock, Par  Value $.0001 per  share

          -------------------------------------------------------------
                                (Title of Class)

        PART I

        Form 10-SB           Item                                    Location
        Item Number          Caption Information                         Page

            1.                Description of Business                    3-10

            2.                Management's Discussion And
                              Analysis or Plan of Operations            10-15

            3.                Description of Property                      15

            4.                Security Ownership of Certain
                              Beneficial Owners and Management          15-16

            5.                Directors, Executive Officers,
                              Promoters  and Control Persons            16-19

            6.                Executive Compensation                    19-20

            7.                Certain Relationships and Related
                              Transactions                              20-21

            8.                Description of Securities                    21

        PART II

            1.                Market Price and Dividends on
                              the Registrant's Common Equity
                              and Other Shareholders  Matters           21-23

            2.                Legal Proceedings                            23

            3.                Changes in and Disagreements
                              With Accountants                             24

            4.                Recent Sales of Unregistered
                              Securities                                24-25

            5.                Indemnification of Directors
                              and Officers                                 25

        PART III

            1.                Index to Exhibits                         26-28

        PART I

        Item 1.  Business

        General

        FarWest Group, Inc.(The "Company" or "FarWest") was organized under
        the  laws of   the State  of Nevada  in July  1996 to serve  as   a
        water  technology company  dedicated   to advanced water filtration
        and  purification.   In   July 1996,   the   Company was a party to
        a triangular merger with Pro Vantage Corporation ("Pro Vantage"), an inactive public company which had been incorporated in the State of Florida in 1992. Pro Vantage's name was changed to FarWest Group,
        Inc.   Concurrently,   the FarWest  Pump Company  ("Pump Company"),
        an  Arizona corporation, became a wholly owned    subsidiary of the
        Company.    The transaction with Pro Vantage was accounted for as a
        "reverse  acquisition"  whereby  FarWest acquired Pro Vantage in  a
        transaction accounted for as a  purchase.   The purchase  price has
        been determined based on the fair value of Pro Vantage's net assets at the date of acquisition. Because Pro Vantage was inactive and
        had no assets or liabilities, the purchase  price  was   determined
        essentially to be zero and no goodwill was recognized in the transaction.

        In January 1997, the  Company  entered  into  a  manufacturing  and
        marketing  license   agreement with the Regents  of the  University
        of California  as  the  operator of  Lawrence   Livermore  National
        Laboratories ("Lawrence Livermore") under the U. S. Department of Energy Contract Number W-7405-ENG-48. Under the license the Company obtained the rights to Lawrence Livermore's patented Capacitive Deionization Technology (CDT). (That technology is described below.)
        As   the   U.  S. Department  of
        Energy ( "DOE") sponser development of CDT the  Company's   license
        agreement with The Regents of the University of California  as  the
        operator of Lawrenece  Livermore is  subject   to   certain  rights
        held by the United States Government. The United States Governmant retains a paid-up, royalty-free nontransferable and irrevocable
        world wide license.   The  Company's  manufacturing  and  marketing
        license is effective for the life of the patents (up to 17 years), with most such patents expiring in the year 2010. To maintain
        the  license the  Company  must  make  contracted  minimum   annual
        royalty payments to Lawrence Livermore, in the amount of $25,000 Per year. Although the Company has in the past failed to make the minimum annual royalty payment when due, the Company has recently brought its obligations to Lawrence Livermore current and has
        made all minimum royalty   payments  due,   including  the  payment
        due on February 28, 2000.  The  agreement  provides  that  Lawrence

                                       3
>PAGE>
        Livermore can  terminate the  license  agreement in the event  that
        the  Company fails to perform its obligations under the   agreement
        by giving the Company  60 days notice  within which  to   cure  its
        obligations under the license agreement. The Company has never received such a notice from Lawrence Livermore and, as noted above, has recently made all payments due to date. In the future, as the Company begins active production of products covered by the license from Lawrence Livermore, the Company will owe Lawrence Livermore royalty payments varying from 1 percent of product revenue
        to a maximum  of 5   percent  of   product  revenue.  The variation
        is determined by the volume of sales, as well as the use of different
        portions of the Lawrence Livermore patents in  products   which are
        the  source  of  the revenues  which  determine the royalties  that
        must be  paid.   Although FarWest  is   the  only  non-governmental
        licensee for the carbon aerogel technology which is the basis of the Company's capacitive deionization technology, the license is
        non-exclusive   in  that  Lawrence  Livermore  could license  other
        entities   to  use   some or all of the technology  covered  by the
        license with the Company.

        In March of 1999 the Company's Board of Directors agreed to accept an offer from Pump Company management to acquire the outstanding shares of the Pump Company, retroactive to January 1, 1999. The stock sales agreement was completed in May of 1999 for deferred payments totaling $270,000 to be paid to the Pump Company for assuming all existing liabilities, which totalled approximately $650,000. FarWest, in July 1999, expanded its facilities to include general administration offices and a pilot manufacturing facility.

        In early January 2000, the Company announced that it had entered into an investment contact with Asea Brown Boveri, Inc. ("ABB") with respect to a variety of topics. (That contract is included as an exhibit to this Form 10-SB.) ABB agreed, pursuant to the terms of the investment agreement, to purchase from the Company 250,000 shares of the Company's common stock at a purchase price of $2 per share on or before December 31, 1999. That purchase was completed and provided resources for the Company's activities, including the payment of amounts due to Lawrence Livermore underthe license agreement described above. In addition, ABB purchased from the Company an additional 250,000 shares of the Company's common stock at a purchase price of $2 in February 2000. In addition, ABB obtained options to acquire an additional 250,000 shares of FarWest Group common stock at a purchase price of $2 per share on each of March 30, 2000 and April 30, 2000. ABB gave the Company notice in April 2000 that it would not exercise its equity options; therefore, all future options and rights in the purchase agreement were forfeited.

        The Technology

        The Company's capacitive deionization technology, or CDT, uses deionization to convert a contaminated water supply into a "clean" water stream and a waste stream. As implemented by the Company, the technology involves coating pairs of electrodes with a carbon coating known as carbon aerogel. The carbon aerogel is porous and
        has  an   extremely  high  ratio of ion  collection area to surface
        area, due to the structure of the aerogel. In fact, the ion collection area presented by carbon aerogel is greater than 60,000 times the surface area of the electrode. In the Company's system,
        a salt   water  or  impure  water  stream  is  passed   through  an
        electrostatic field established between pairs of electrodes coated with carbon aerogel. The negative electrode attracts positively
        charged ions, such as   calcium or magnesium, while  the   positive
        electrode attracts negatively charged  ions  such as   chloride  or
        nitrate. Those ions are pulled out of suspension in the water stream and held by the electrodes in the carbon aerogel, until either the power is turned off or the electrode charge is reversed. As a result, with a relatively low application of energy, the Company's technology is able to remove a wide variety of contaminants or other molecules from a water stream through the creation and holding of charged particles.

        FarWest is a development-stage technology company which has completed development of its first release CDT unit and has commenced in-house prototype manufacturing and construction of demonstration and pilot water treatment plants for clients. As discussed above, the Company obtained a license to develop and manufacture a carbon aerogel CDT product, covered by Lawrence Livermore Patents, for commercial use in the desalination, filtration, and purification of water.

        The Lawrence Livermore license authorized FarWest to manufacture, market and enhance the CDT, specifically in the fields of:

                         Desalination and Brackish Water
                         Groundwater remediation
                         Pure water for Boiler Applications
                         Ultrapure water for manufacturing

                         Nuclear Waste remediation
                         Medical Applications
                         Bottled water for drinking

        The aerogel product licensed from Lawrence  Livermore  Laboratories in January 1997 operated at low voltage levels(compatible with solar energy sources) with resulting favorable operating economics, but the cost of manufacture with the original technology was too high to be commercially competitive. Therefore, initial Company efforts were focused on cost reduction programs. Those programs, aimed at reducing the manufacturing cost of carbon aerogel, included improve-ments related to utilizing equally effective but less costly materials as a base for the carbon aerogel and developing systems which allow the waste stream to access both sides of carbon aerogel, as opposed to  the single side of  carbon  aerogel  which could be accessed in
        the  form  in which  the  technology  was developed  by    Lawrence
        Livermore.   In  addition,  the Company   continues its  efforts to
        develop  proprietary   improvements to   further reduce the cost of
        manufacturing and operation of the CDT system.

        Since 1997 with expenditures of over $900,000, FarWest has increased the cost-effectiveness of the original aerogel product by approx-
        imately 15 times.  (The  Company's expenditures included   research
        and development spending  of  $234,000 in 1998 and  over   $500,000
        in  1999.)   The  Company  believes that its current version of the
        CDT product is competitive with other water remediation    methods,
        particularly  for brackish water(up to 10,000 parts total dissolved
        solids  (TDS) per  million), in light  of its low power and   other
        operating cost advantages. CDT, as developed by the Company, has been reviewed by Lawrence Livermore and several large companies familiar with Reverse Osmosis and other water treatment systems. Officials from foreign governments such as Jordan and South Africa
        have  indicated an interest in the  Company's  technology   and the
        response from those government officials, as well as the   interest
        in   the technology   shown by ABB and other significant companies,
        lead the Company to believe that the technology will be competitive.
        The Company believes that CDT is the only  available   economically
        viable alternative to Reverse Osmosis, the most widely used system,
        for a broad spectrum of large-scale  brackish  water   purification
        applications.

        While the basic carbon aerogel patent is controlled and licensed by the U.S. Government,through Lawrence Livermore, there are a number of improvements in other materials and processing which have
        been developed  by, and   are proprietary to  FarWest, and need not
        be licensed  back to  Lawrence  Livermore.  The  Company   believes
        that the improvements account for the significant improvement in cost effectiveness of CDT. It is expected that one or more of these proprietary improvements will be patented by FarWest and certain
        others may be   maintained  as "trade secrets" to avoid  disclosing
        them in patent  filings.  Although to date  the   company  has  not
        obtained patents on  any of its improvements on the base technology
        license  from Lawrence Livermore,   the Company  is  continuing  to
        evaluate   with  its counsel the  best policy regarding  protection
        of intellectual property rights.  Those strategies    could include
        filing patents with regard to certain of the improvements, treating
        the improvements and developments as trade   secrets   or  pursuing
        other  intellectual   property strategies   for the  protection  of
        the technology developed by the Company from the Lawrence Livermore technology.


        The Business

        In 1998 the Company began a marketing effort to bring its carbon aerogel technology to the attention of the water treatment market.
        The Company believes  that potential  customers for the   Company's
        CDT  technology  will   initially  include government organizations
        in  developing   nations,  particularly those  in the middle  east,
        north   Africa    and  Asian  Pacific geographic areas where access
        to sufficient amounts of potable water is of concern.  In  addition
        to government   organizations seeking  to  insure appropriate water
        supplies for their citizens, the Company believes that international
        and   humanitarian groups  will also be interested in  pursuing the
        Company's technology as a means of providing humanitarian relief in areas suffering from water shortages. The Company also believes
        that  potential users of its technology   include  corporations  in
        both  the United States and other major global markets that require
        water purification and filtration.   The Company believes that  its
        technology could  have market applications in industries  such   as
        electronic  manufacturing,  medical   manufacturing    and multiple
        waste  water treatment   applications.    In  order to   reach  its
        prospective  customers,  Farwest expects  to  concentrate  on water
        industry    seminar presentations, technology papers and technology
        demonstrations to reach   its  target  market.    In  addition, the
        Company plans to expand its outsourcing of Internet resources to provide additional technical information and provide access to
        information   about   its   technology to   potential international
        customers. The  Company's  marketing  efforts  are occurring in the
        context of the pervasive world-wide  search  for  water    safe  to
        drink and  water suitable for   agriculture,  industry,  and  other
        applications.  CDT is capable of treating a  wide range    of water
        inputs and can provide from a single CDT system a range of outputs,
        geared to the  ultimate   use  of purified  water, that   is, human
        consumption, agriculture, or ultra-pure water for industrial and medicinal use. CDT is thus not confined to a particular niche
        in the   water treatment industry.   The  industry as a  whole  has
        become a focus of interest among the sources  of international grant
        and loan financing   due to   the belief that a  global water crisis
        is imminent.

        The Company shifted its emphasis in 1999 to bring its prototype manufacturing capability on-line to satisfy at least the first two demonstration systems and one pilot plant for which it had
        already   committed  [Arizona Public Service,  for industrial water
        and solar power use; Carlsbad, Cal., for municipal water; and the Kingdom ofJordan for municipal water, in final negotiations]. The Arizona Public Service pilot CDT system is funded by the client.
        One-third  was paid with the contract, one-third will   be paid  on
        delivery in the second quarter 2000 and the  remainder  on proof of
        operations.  The Carlsbad    CDT  System  contract  is   funded  by
        FarWest Group.  Including installation, the project cost for the CDT
        system  is approximately $200,000    and is scheduled for June 2000
        installation. These two projects are funded by APS payments and private placement funds. The Company expects to be significantly dependent on the agreement with the Kingdom of Jordan. Under that agreement, which is expected to be finalized during the second
        quarter,   the Company  and the  Kingdom  of  Jordan will establish
        a pilot plant which will have the capacity to produce up to 100,000 gallons of drinking water per day and will carry an estimated value
        of approximately $1,000,000.   The drinking water will be processed
        from a brackish water input. The pilot plant is to be shipped in December of 2000 for January installation. If the pilot plant is successfully operated for 6 to 12 months, the Kingdom of Jordan and
        the Company will expand the   contract to create a production plant
        producing over 20 million gallons of drinking water per day. That contract will also include the establishment of a joint venture CDT assembly plant in Jordan. The Company will initially generate revenue from the sale of the CDT system and from annual service contracts.

        To manufacture the large quantities of  carbon  aerogel
        expected to be required to meet future industrial demands, beyond the limited requirements of demonstration and pilot plant facilities, FarWest must arrange major plant financing perhaps, in part, against delivery contracts, or as joint venture operations. The Company is currently exploring strategic corporate partnerships as well as evaluating suitable out-sourcing manufacturing partnerships for short-term requirements.

        Sales and Marketing

        FarWest expects to operate primarily as a supplier of CDT units and the related electronic control systems to builders of new water treatment plants or as replacement technology for other water treatment equipment as it becomes obsolete or too costly to operate and maintain. The CDT units will represent a substantial part of the cost of new or renovated water treatment facilities.

        The Company does not expect to develop its own capability to act as prime contractor for engineering, constructing, operating, and owning
        treatment  plants.    It will  engineer and construct pilot plants,
        and will support the planning, proposing, training, and maintenance activities of prime contractors who contract to install CDT-based plants. The Company expects to sell purchasers, both private and governmental, on the merits of using CDT, either alone or in conjunction with prime contractors where it has entered into selling or strategic relationships.

        In some countries, FarWest is negotiating with potential partners, local or international, capable of engineering and executing major water treatment plant construction and subsequent operation. The contract with the Kingdom of Jordan includes an initial payment of approximately $300,000 at contract signing plus progress payments during the construction of the CDT system.

        Discontinued  Operations:     Well Drilling and Pump Services

        FarWest Pump Company was formed to provide drilling and pump services
        in   Arizona and  Western  New  Mexico.  It included an   operating
        division, Arizona Well Services, which provided wholesale parts services to FarWest Pump and other clients. In the fourth quarter
        of 1998 discussions were  initiated with Pump   Company  management
        for the purchase  of Pump Company.   In March

        1999, the Company's Board of Directors agreed to sell FarWest Pump to its management team effective January 1, 1999. A Purchase Agreement was entered into May 24, 1999, whereby the stock of FarWest Pump was acquired by the Pump Company Management team for deferred guaranteed payments from the Company of two hundred seventy thousand ($270,000.00) dollars as consideration for the assumption of all net liabilities (over $650,000) of the Pump Company. The Company realized a gain of almost $500,000 from this transaction (See Note 2 to the financial statements).


        Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

        Financial Condition and Results of Operations

        The Company has recently completed its development stage operations. Pilot operations began in the second quarter of 2000. From execution of the Lawrence Livermore licenses in January 1997 through the current period, the Company has concentrated its efforts primarily on improving the cost performance basis of the CDT technology.

        During 1997, 1998, and 1999, the Company did not generate revenues although the pilot contracts were received during the period. The Company currently is negotiating additional pilot contracts and alliances; however, revenue recognition will not occur prior to the third quarter 2000.

        The Company was funded initially through the  merger of the    Pump
        Co.  and investment by the  major shareholder.  Since  1998 funding
        has been through private placements, which totaled    approximately
        $2,000,000.  Private placement opportunities combined with management
        funding   are expected to  continue in 2000.  Equity financing will
        be  required  to  provide the operating   capital  required by  the
        Company until the Company begins to receive funding from the Kingdom of Jordan pursuant to the contract with that country.  In addition, the Company has discussed with its auditors the status of the Company
        necessary to eliminate   the  going  concern  opinion included with
        respect to the financial statements included in this Form 10.   The
        Company's auditor continues to express concern over the going concern status of the Company. Until sufficient equity investment or projected
        revenues are  generated this  condition  will   remain in effect.

                    Operations for the Next Twelve Months

        Business opportunities for the next twelve months include inter-national CDT systems sales to governments and major multi-national
        industrial  corporations  and additional U.S. pilot  sales.     All
        future pilot sales  being discussed  will generate  product revenue
        and gross profit.  Several opportunities are  now   being discussed
        including: governments, humanitarian trust funds, industrial joint ventures, market sectors, and geographic distribution agreements. The Company is engaged in a variety of pilot plants activities. Those activities can be categorized into two sectors: In the first; the pilot plant is manufactured and installed at Company expense to continue the development of the Company's CDT technology and to
        prove the concept for which a  larger  production   plant might  be
        established.   A second type of pilot program is to produce revenue
        and achieve contracts for larger production CDT systems, to be built in the future. Pilot contracts usually last from 3 to 12 months. Some contracts, such as the pilot program with the Kingdom of Jordan described above, will generate revenue for the Company. The Company does not expect to require funds beyond equity investments being negotiated and payments to be made by the Kingdom of Jordan under its contract in order to complete the other pilot programs referenced in this Form 10-SB.

        The Company recognizes the financial investment required to support
        the potential  business   opportunities which  are being discussed.
        There is   no guarantee   that the Company can  obtain the  funding
        necessary to develop the manufacturing and engineering infrastructure
        to complete  the  potential CDT orders.  The Company is   currently
        discussing  financing options which  include:

             -Equity investment with application marketing rights with a Japanese multi-national corporation.
             -Corporate Partnership for Manufacturing which could be expanded to include marketing services;
             -Joint ventures with an international investment group; and -European government-sponsored program.

        In addition, a religious humanitarian fund is evaluating equity investment in the Company and CDT installation opportunities in the Mid-East. Management believes that there is a probability of obtaining the required financing for the next twelve months through one of the above. However, there is no assurance that such funding will be obtained in the time cycle required to support ongoing Company operations.

         Limited Operating History

         The Company, although having completed its development stage, has had a limited operating history upon which an evaluation of its future performance and prospects could be made. The Company's prospects must be considered in light of the risks, expenses, delays, problems, and difficulties frequently encountered in the establish-ment of a new business in an emerging and evolving industry. Since inception, the Company has generated no revenues and has incurred operating losses resulting in a working capital deficit. Inasmuch as the Company will have an increasing level of operating expenses and will be required to make significant up-front expenditures in
         connection with the proposed development   of  its  business,  the
         Company anticipates that losses will continue for at least the next twelve months or until such time as the Company is able to generate sufficient revenues to finance its operations and the costs of continuing expansion. There can be no assurance that the Company will be able to generate significant revenues or achieve profitable
         operations.   In   addition to  the  efforts  described above, the
         Company  will   engage in  a variety  of  research and development
         activities   during the next 12 months.  The Company will continue
         to seek to improve the price  performance  and   efficiency of the
         carbon  aerogel.   In   addition,  the Company will concentrate on
         increasing the efficiency of power utilization and power recapture, as well as to automate manufacturing and increase the ability
         to   monitor  and control its  pilot systems through the internet.

         Need for Additional Financing

         The Company is dependent upon the proceeds of private placements of the Company's securities to implement its business plan and to finance its working capital requirements. There are no plans to do any type of public offering of the Company's securities. Should the Company's plans or its assumptions change or prove to be inaccurate or offering proceeds be insufficient to fund the Company's operations, the Company would be required to seek additional financing sooner than anticipated. Management is confident it will be able to continue obtaining equity investment principally through private placements such as pursuant to the

         Agreement with ABB.

         There can be no assurances given that the Company will be successful
         in generating   sufficient revenues   from its  planned   activities
         or in raising sufficient capital to allow it to continue as a going
         concern,  which   contemplates   increased   operating   expenses,
         acquisition  of assets and the disposition  of liabilities  in the
         normal course of business.   These factors can  affect the ability
         of the Company to implement its general business plan including the completion of the required manufacturing facilities and cont-inued proprietary CDT product improvements.

         As disclosed in Item 1, the Company recently expanded its facility and is now engaged in preliminary discussions for the development of a new facility at Lawrence Livermore in which the Company's operations would be housed. Final decisions regarding any such future activity will be dependent on the Company's ability to
         negotiate a transition   to a new  facility which does not require
         significant capital investment by the Company, but instead involves
         only  monthly  lease   payments  in  a  range    acceptable to the
         Company.   As a result,  the Company's activities  with  regard to
         possible expansion of its physical facilities are not expected to have a significant adverse effect on the Company's budget or working capital.

         As disclosed elsewhere herein, full utilization of the Company's CDT technology will require the establishment of a carbon aerogel production facility, to produce the CDT systems incorporating the aerogel technology and the capacitive deionization technology. The Company believes that a production facility will have an initial cost of approximately $5 million. Although the Company has no commitments with any party to provide such funding, the funding of such a facility is being discussed with both organiza-tions skilled in the establishment of manufacturing facilities and financial parties considering additional investment or joint ventures.

         Technology

         Capacitive Deionization Technology which was licensed from Lawrence Livermore has been and remains the foundation of the Company's
         future.    The Company  has  concentrated its  efforts on
         adding proprietary enhancements to CDT  to provide insulation from
         not  only  other  technologies  but  as   protection  if  Lawrence
         Livermore decided to consider other licensees. Any other licensee would have to license Lawrence Livermore's 1996 CDT Technology and avoid FarWest's proprietary rights and trade secrets to enter
         the market.   FarWest  has discussed the possibility of  obtaining
         an exclusive license from Lawrence  Livermore;   however, there is
         no guarantee  even  if the  Company  has financing which creates a
         strong balance sheet that continuing   negotiations  with Lawrence
         Livermore will result in any exclusive arrangement with respect to the CDT technology.

         Other Business Matters

         Government Approvals and Regulations.  The Company is  aware  that
         complying with governmental regulations,      particular approvals
         required  from the Environmental Protection Agency with respect to
         emission   controls  will be required at any aerogel manufacturing
         facility  established by the   Company.    The  Company will adopt
         policies  and  procedures to   ensure  compliance  with  the EPA's
         requirements as part of the establishment of any such manufacturing
         facility.  As the Company  is  aware  that   compliance with  such
         environmental   regulations   will  impose    material   cost  and
         administration burdens on the Company. The Company will not proceed with the development of any manufacturing facility unless it has the financial and personnel resources to assure compliance with federal, state and local laws intended to protect the ervironment.

         Year 2000. The Company did not experience any year 2000 problems and has confirmed that status by reviewing and testing its computer
         systems after  January 1, 2000.   None of the third  parties  with
         which the Company engages in business have experienced any year 2000 problems that, to the best of the Company's knowledge, had any effect on the Company itself.

         Reporting Comprehensive Income. Statement of Financial Accounting Standards No. 130 establishes standards for reporting and display of comprehensive income, its components, and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions
         to owners.   The company will be  required  to  show  its  pension
         liability adjustments and foreign currency translation adjustments in comprehensive income.

         Accounting for Post-Retirement Benefits. The Company provides no post-retirement benefits; therefore, FASB No.106 will have no impact on the Company's financial position or operations.

         Inflation. The Company does not expect the current rate of inflation to have any effect on its operations in the foreseeable future.

         Information regarding and factors affecting forward-looking state-
         ments.  Forward-looking statements   include statements concerning
         plans, objectives, goals, strategies, future events or performances and underlying assumption, and other statements which are other than statements of historical facts. Certain statements contained
         herein are forward-looking statements  and, accordingly,   involve
         risks   and  uncertainties which could cause  actual  results   or
         outcomes to differ materially from those expressed in the forward-
         looking  statements.   The  Company's  expectations,  beliefs  and
         projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations,
         management's examination of  historical   operating  trends,  data
         contained  in the Company's records and other data  available from
         third  parties, but there can be   no assurance that  management's
         expectations, beliefs, or projections will result, or be achieved, or accomplished.

         Item 3.  Properties

         The Company maintains administrative offices at 1665 East 18th Street, Suite 113, Tucson, Arizona 85719. There is approximately 1,500 square feet of administrative space. At the same location the Company has completed a prototype system assembly facility of approximately 3,000 square feet. This is leased space which offers expansion capability as needed.

         The Company is in discussions with an investment group in California to build a Research and Development Center which would be adjacent to Lawrence Livermore and be operational within the next year. The Corporate Headquarters may also be relocated to this Livermore, California location. However, at this time the Company has no definitive agreements for any additional or different facilities and will pursue any such arrangements only if financial resources are available.

         Item 4.     Security Ownership of  Certain  Beneficial Owners  and
         Management

         Item 5 sets forth the number of shares of common stock of holders of the Company known to the Company and to beneficial owners of more than five (5%) percent of its Common Stock at March 31, 2000.

         Item 5.  Directors and Officers of Registrant

         (a)As of December 31, 1999 and March 31, 2000, the following persons served as directors of the Registrant.

                                                            Shares    % of out-
                                                          Beneficially standing
         Name and Age                     Position  Since   Owned      Stock

         Clark Vaught (49)              Chairman of  1996  2,685,000   32.89%
                                       The Board(2)
                                            and CEO

         Dallas Talley (66)               President  1998    616,373    7.55%
                               Financial Officer(3)
                                       and Director

         Chris Sheppard (42)         Vice President  1997    430,000    5.27%
                                        Director(4)

         Thomas Friezen (41)               Director  1996    262,000    3.21%

         Dr. Nicholas Yensen (53)          Director  1997    130,000    1.59%

         All Officers and Directors as a Group             4,123,373   50.51%
         (as of March 31, 2000)

         Beneficial owner:
         ABB, Inc.                           Owner   2000    500,000    6.12%

         All officers, directors and beneficial owner
         as a group (March 31, 2000)                       4,623,373   56.63%

         1. Except as noted, all shares benefically owned by each person as of March 31, 2000.

         2. Includes 10,000 shares jointly owned with Ms. Channa Crews, Mr. Vaught's wife.

         3.    Includes  13,400 shares  held  by  Ms.  Sherry Talley,  Mr.
         Talley's wife.

         4.  Includes 5,000 shares held by Mr. Sheppard's wife.

         No officer or director listed in the foregoing table has any options,
         warrants, conversion  rights   or privileges to acquire additional
         shares which are exercisable during the sixty days after the date hereof.

         (b)  Executive Officers

         The executive officers of Registrant are identified in subpart (a) above.

         Management

         The FarWest Management team has extensive experience in the establishment and management of entrepreneurial and publicly-held technology companies.

         Clark Vaught, Chairman, CEO, and principal shareholder,    founded
         FarWest Pump and developed it into today's FarWest Group. His background with Westinghouse Hanford Systems aptly prepares him for the technology driven CDT market. Management experience includes large aquifer development projects; water management for White Sands Missile Range, and several Arizona City programs.

         Dallas Talley, President, also currently serving as Financial Officer, has over twenty years of high tech senior executive experience. He has been CEO of Qantel Business Computers, a New York Stock Exchange listed company, and of two NASDAQ technology companies. He has also been a founder/director of several emerging companies, was executive partner in an Inter-national Technology Marketing and Licensing partnership and served as a director of the American Electronics Association and as Chairman of its Silicon Valley Chapter.

         Chris Sheppard, Vice President, has had management experience in several high technology fields. This includes the "Star Wars" SDI program where he consulted for Lockheed and Martin Marietta. He has been employed at Lawrence Livermore National Laboratories and other National Laboratories. His background also includes experience as Chief Mechanical Engineer for Kaman Aerospace.

         At December 31, 1999, the Company employed six people full time and six consultants on a part-time basis.

         The future success of the Company depends to a significant extent upon certain senior management, technical personnel, and development personnel. The Company also believes that its future success will depend in large part on its ability to hire and retain highly skilled technical, managerial, and marketing personnel, as well as to attract and retain replacements for or additions to such personnel
         in the future.   Demand for new, specially trained and experienced
         personnel has increased  worldwide.   The  loss  of  certain   key
         employees or the Company's inability to attract and retain other qualified employees could have a material adverse effect on the Company's business. In order to reduce this risk to the Company, the Company's legal counsel has recently prepared employment
         contracts for  Mr. Vaught, Mr. Talley and Mr. Sheppard.   Each  of
         those agreements has a two year term, effective on January 1, 2000
         and ending on December 31, 2001.   However,  each   agreement   is
         automatically extended  by   an   additional  year    upon    each
         anniversary  of the agreement.  The  contracts will  be  submitted to the Board of Directors for approval at the May 2000 meeting. The Company's Board of Directors will evaluate the need for the
         Company   to enter into future employment agreements  with  other
         employees.

         Board of Directors.

         The Company's Board of Directors  currently consists of  five  (5)
         members.  The Company's By-laws permit the Board of Directors   to
         consist of any number of members greater than two (2), as determined by the then-current Board of Directors.

         Employees who serve on the FarWest Board of Directors include Mr. Vaught, Mr. Talley, and Mr. Sheppard, who are identified above in "Management". Other Directors are:

         Tom   Friezen (41) is  CFO  of  a  $150  million  Food  Processing
         Cooperative. He manages the financial operations and oversees the legal activities of that company.

         Dr. Nick Yensen(53) has served as a director and consultant to the company. Dr. Yensen is a recognized expert in saltwater technology. He is president of NyPa International, with subsidiaries and projects throughout the world.

         The Company does  not have a nominating  committee   of the  Board
         of Directors. The by-laws of the Company provide that the Board of Directors may set the number of directors, provided that such number must be at least two. The Board of Directors has adopted a resolution indicating that the Board of Directors of the Company is to consist of seven (7) members. At the current time,there are two (2) vacancies on the Board and Dr. Nicholas Yensen has not been nominated for re-election. Mr. Vaught, Mr. Talley, Mr.Shepperd and Mr. Friezen have been nominated for re-election to the Board of Directors at the annual meeting to be held on May 23, 2000. As a result, if the nominees presented by the Board of Directors in the Company's proxy statement dated April 29, 2000 are elected at the annual meeting, there will be three vacancies on the Board of
         Directors.   Under the Company's by-laws, these  vacancies may  be
         filled by the vote of then current members of the Board of Directors, with the directors so elected to stand for election at the Company's next annual meeting. The Company is evaluating qualified individuals to serve as "outside" (non-employee ) members of the Board of Directors.

         Item 6.  Executive Compensation

         Summary Compensation Table

                                        Annual         Other
         Name  and  Principal        Compensation     non-cash
         Position             Year      Salary     Compensation2   Total

         Clark  Vaught        1999      $37,500      $105,000     $142,500
         Dallas  Talley       1999      $37,500      $105,000     $142,500
         Chris Sheppard       1999       $37,50      $ 37,625     $ 75,125

         Clark Vaught         1998      $96,000      $    -       $ 96,000
         Dallas Talley        1998      $72,000      $    -       $ 72,000
         Chris Sheppard       1998      $72,000      $    -       $ 72,000

         Clark Vaught         1997      $72,000      $    -       $ 72,000
         Dallas Talley1       1997      $   -        $    -       $    -
         Chris Sheppard       1997      $60,000      $    -       $ 60,000

         Clark Vaught - Chairman of the Board, Chief Executive Officer. Dallas Talley - President, Financial Officer, and Director. Chris Sheppard - Vice President Development and Director.

         1   Mr. Talley joined the Company in March 1998.

         2   Represents the issuance of Common Stock in satisfaction  of accrued, unpaid salary.


         There are currently no Long-Term Compensation programs in effect for officers or directors.

         1998-1999 Stock Option Grants

         NONE

         The Company does not provide cash compensation for the members of the Company's Board of Directors, in their roles as directors. (Directors who are employees receive the compensation described above for their services as employees of the Company.) However, each director is reimbursed for direct expenses incurred due to service on the Board of Directors. Each director who is not an employee also is granted an option to acquire 100,000 shares of the Company's Common Stock, for three years service on the Board of Directors. One third of the options granted to each "outside" director are vested on the date of grant and one third on each of the next two anniversaries of the date they joined the Board of Directors. Currently the outside directors are totally vested; outside Directors elected at the annual shareholders meeting will receive options as described above.

         Item 7.  Certain Relationships and Related Transactions.

         Pump Company   Management, which includes Channa Crewes (Mr. Clark
         Vaught's wife), Joel Rodriques, Chris Wortman and Brian Vaught(Mr. Clark Vaught's brother), approached the Company's Board of Directors to acquire the Pump Company in late 1998. The Company's Board of Directors, at its March 1999 meeting, approved the sale of the Pump Company to the Pump Company's management team effective as of January 1, 1999. As discussed in Item 6, to induce the Pump Company management to assume Pump Company's net liabilities of approximately, $650,000, FarWest agreed to pay deferred payments of $70,000.
         In  addition, the Company had an account payable of 207,000 to Mr.
         Clark Vaught, the Company's   chairman which Mr. Vaught  agreed to
         assign to the Pump   Company.  As of  January 31, 2000 the Company
         has paid to the Pump Company $200,000. In addition, $70,000 will be paid to the Pump Company upon an additional significant equity investments.

         The only investments within the past two years (1998 and 1999) involving management were the payment of accrued salaries through the issuance of restricted common stock. Mr. Vaught and Mr. Talley each converted $105,000 of salaries accrued during the last two years to stock as indicated in Item 6. No other director, officer, or beneficial owner of over 5 percent of a class stock had involvement in any transaction exceeding $60,000.

         Item 8.  Description of Securities

         (a)Common Stock

         The Company is authorized to issue 80,000,000 shares  of    Common
         Stock with a par value of $0.001 per share. As of March 31, 2000, here were 8,163,532 shares of Common Stock outstanding on a fully diluted basis, including options and warrants to purchase 910,000 shares of Common stock at prices from $0.50 to $2.00 per share. The holders of Common Stock are entitled to one vote for each
         share  held  of   record on  each matter submitted  to  a  vote of
         stockholders.   There  is no  cumulative voting  for  election  of
         directors. Subject to the prior rights of any series of Preferred Stock, which may from time to time be outstanding in the future, the
         holders   of Common Stock are  entitled to receive   ratably  such
         dividends as may be declared by the Board of Directors out of funds legally available therefor, and, upon the l iquidation,
         dissolution   or   winding  up  of   the Company,  are entitled to
         share ratably in all assets remaining after payment of liabilities
         and payment of accrued   dividends and liquidation   preference on
         the   Preferred Stock,  if any.   Holders of  Common Stock have no
         preemptive rights  and have no   rights to  convert   their Common
         Stock into any other securities.

         (b)Preferred Stock

         The Company is authorized to issue up to 20,000,000 shares of Preferred Stock with a par value of $0.01 per share. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion, redemption rights, and sinking fund provisions.

         PART II

         Item  1.   Market for Registrant's Common  Stock and  Related

         Stockholder Matters

         (a)Stock Prices and Dividend Information

         The Common Shares of the Company traded on the NASDAQ Over-the-Counter market under the trading symbol "FWST" from July 1996 through December 2, 1999, at which time the Company's shares were removed from the NASDAQ Over-the-Counter system and began to trade in the "pink sheets." Broker-Dealers are not able to market the Company's
         securities under  Rule   15g-1 to  9;  however, the Broker-Dealers
         may buy or sell shares when directed by their clients pursuant to Rule 15g. Upon final compliance by the Company, Broker-Dealers will have current financial information and will be able to buy
         and sell the     securities of the  Company   in  accordance  with
         SEC regulations    for   financial  reporting   OTC-BB  companies.
         The following NASDAQ supplied table sets forth for the period indicated the high and low bid prices during the period prior to December 2, 1999. The quotations below reflect inter-dealer prices,
         without retail  markup,   markdown   or  commission   and  may not
         represent actual transactions. For current price information, FWST shareholders are encouraged to consult publicly available sources.

         1999                                     High            Low

         First Quarter                           1 1/8            1/4
         Second Quarter                          5 1/4         2 1/32
         Third Quarter                           3 1/8          1 1/2

         1998

         First Quarter                           1 1/4           5/16
         Second Quarter                            3/4           5/16
         Third Quarter                             3/4            1/2
         Fourth Quarter                           9/16            1/4

         1997

         First Quarter                           1 3/8            1/8
         Second Quarter                            1/2            1/4
         Third Quarter                               1            1/4
         Fourth Quarter                        1  3/16            1/4

         At March 31, 2000, the Company had 8,163,532 Common Shares outstanding on a fully diluted basis and had approximately three hundred and fifty (350) shareholders of record.

         The Company has no fixed dividend policy.   The Board of Directors
         from time to time having regard to operating results, capital requirements and general financial condition and requirements may consider dividend distributions. The Company has paid no dividends
         at any time.   For  the foreseeable future, it is anticipated that
         the Company will use all available cash flows to finance its growth and that dividends will not be paid to shareholders.

         (b)Reports to Security Holders

         Prior to the filing of this Form 10, the Company has not been obligated to file quarterly or annual reports with the SEC. The Company will now become obligated to file those reports with the SEC. The public may read and copy any material files with the SEC at the SEC's Public Relations Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the Company has become an electronic filer and as such, all items filed by the Company with the SEC which contain reports, information statements, and other information regarding issuers that file electronically with the SEC, will be available at the SEC's website. That site is available at http://www.sec.gov. The Company also maintains an Internet site which contains information about the Company. The site is available at http//www.farwestgroup.com.

         Item 2.  Legal Proceedings

         Three former employees of the Company or its former subsidiary, the Pump Company, have filed a lawsuit alleging that the Company failed to pay them certain wages or provided them with certain stock options. Pump Company has also entered the lawsuit and asserted various claims against the three former employees and their current employer, including conversion, civil conspiracy, wrongful interference with
         contractual relationships, and  violation of trade  secrets.   The
         former employees seek to recover approximately $250,000 in future wages and, in the aggregate, have asked to be awarded stock options permitting the purchase of up to 630,000 shares of stock of the Company at $.25 per share. The employees have also requested that any damages awarded be trebled under Arizona law applicable to the failure of an employer to pay wages. The Company is contesting this matter vigorously. The Company does not believe that there is validity to the claims; however, should the Company be required to pay damages as a result of the litigation, the payments of such damages may have an adverse effect upon its financial condition.

         Item 3.  Changes in and Disagreements with Accountants

         There have been no disagreements on accounting and financial disclosures from the inception of the Company through to the date of this Registration Statement.

          On November 1, 1997, the Company's shareholders approved the appointment of Jackson & Rhodes P.C. as the Company's auditors for the periods ending December 31, 1997, December 31, 1998, and
          December  31,  1999.   The Company's audited financial statements
          for the period ending December 31, 1997 and December 31, 1998 and the unaudited financial statement for the period September 30, 1999 are a part of this Registration Statement. The statements for the years ending December 31, 1998 and 1997 were audited by Jackson & Rhodes, as indicated in their report with respect hereto, and are included in reliance upon the authority of said firm as experts in giving said report.

          Item 4.  Recent Sales of Unregistered Securities

          In March of 1999, the Company issued 1,643,000 shares to a group including directors, officers, employees, consultants, and service providers as compensation for services previously furnished the
          Company.   These shares, which have a two year restriction,  were
          issued at a rate of $0.25 per share bid based on the average bid price of the common stock at the date of authorization. The shares were issued in reliance upon Section 4(2) of the Securities Act of 1933.

          In April 1999, the Company issued 626,500 shares of Common Stock of the Company to a group of investors under Rule 504 of Regulation D as additional capital for the Company. The Company received
          $283,250  for  those  shares.   The   market price of the company
          shares of the Company when this private placement was subscribed ranged from $0.25 to $0.75 during the months of March and April
          1999, prior to the transaction.  The pricing  of the    placement
          $0.32  to    $0.50)  was   determined  with reference to the mid-
          range  of prices   during the  prior  month with  a  discount  to
          reflect the restrictive nature of these securities.

          In 1998, the Company issued a convertible promissory note to Electric & Gas Technology, Inc. The promissory note provided for a loan of $375,000 and was issued in reliance of the exemption contained in section 4(2) of the Securities Act of 1933. Under that note the Company borrowed a total of $226,666; the note provided that both the principal amount and the accrued interest could be converted into shares of the Company's common stock at a price of $.50 per share.

          In September, 1999, the Company issued warrants for the purchase of 410,000 shares of its Common Stock, with exercise prices from $0.50 to $1.70 per share and expiring in 2002. The warrants were issued in settlement of a dispute with a party which had sought
          to obtain financing  for the Company and for legal service.   The
          warrants were issued  in  reliance  upon  the  exemption found in
          Section 4(2) of the Securities Act of 1933.

          As discussed in Item I, in December 1999 and Febraury 2000 the Company sold a total of 500,000 shares of its common stock to ABB, Inc. for an aggragate consideration of $1,000,000. That transaction was completed in reliance of the exemption in section 4(2) of the Securities Act of 1933.

          Item 5.  Indemnification of Directors and Officers

          The Bylaws of the Company and the statutes of the State of Nevada give the Company the power to indemnify any director, officer, manager, employee or agent, who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil,
          criminal,  administrative   or   investigative,  against  certain
          liabilities and expenses incurred in connection with the  action,
          suit  or   proceeding.  The   Bylaws of the Company provide  that
          the Company shall indemnify any such directors, officers, managers, employees or agents to the full extent provided under applicable provisions of the Nevada Statutes. These provisions do not affect the availability of equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty,
          although,   as  a  practical  matter, equitable relief may not be
          available.    In   the  opinion  of  the Securities and  Exchange
          Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended. As a result, the above provisions may not limit liability of the directors for violations of, or relieve them from the necessity of complying with, the federal securities laws.

          PART III

          Item 1. Index to Exhibits

          The Company attaches the following material exhibits to this Registration Statement.

          1.Financial Statements

          Consolidated  financial  statements  of FarWest  Group, Inc.
                                                                          Page

          (a)Report of Independent Certified Accountants.                   29

          (b)Consolidated Balance  Sheets for the years
          ended December 31,1997 and December 31, 1998
          and the nine months ended September 30, 1998
          and September 30, 1999.                                           30

          (c)Consolidated Statements of Operations  for
          the  years   ended  December  31,  1997  and
          December 31, 1998 and the nine  months ended
          September 30, 1998 and September 30, 1999.                        31

          (d)Consolidated   Statements  of   Changes in
          Stockholders' Equity for the two years ended
          December 31, 1997 and December  31, 1998 and
          the nine months ended September 30, 1998.                         32

          (e)Consolidated Statements of Cash  Flows for
          the  years  ended  December  31,  1997   and
          December  31, 1998 and the nine months ended
          September 30, 1998 and September 30, 1999.                        33

          (f)Notes  to  the   Consolidated    Financial
          Statements                                                     34-46

          2.Exhibits
                                                                Regulation S-K
                                                             Designated Number

         (a)*The Articles of Merger of Pro Vantage, Inc. into
          FarWest  Group,  Inc.  dated  July 2,  1996  (filed  as
          Exhibit 2.1 to Registration Statement form 10SB dated
          November 22, 1999,  Registrant No. CIK
          #0001098584 and incorporated herein by reference).               (2)

          (b)*Agreement and Certified Board Resolution of Board of Directors of Provantage, Inc. (filed as exhibit 2.2 to

          Registration statement form 10SB dated November 22, 1999, Registrant No. CIK #0001098584 and incorporated herein
          by reference).                                                   (2)

          (c)*Stock Purchase Agreement (REVISED) between FarWest
          Group, Inc. and New Pumpco dated May 24, 1999 for the
          acquisition of 100% of FarWest Pump Co. effective
          January  1,  1999.(filed  as  Exhibit 2.3  and  2.1 to
          Registration Statement form 10SB dated November 22, 1999
          and February 14, 2000,  Registrant No.  CIK #0001098584
          and incorporated herein by reference).                            (2)

          (d)*Specimen Copy of Common Stock Certificate
          (filed as Exhibit 2.3 Registration Statement form 10SB
          dated November 22, 1999, Registrant No. CIK 0001098584
          and incorporated herein by reference).                            (2)

          (e)*Articles of  Incorporation of  Registration
          (filed as Exhibit 3.(I) Registration Statement form
          10SB dated November 22, 1999  Registrant No. CIK
          #0001098584 and incorporated herein by reference).             (3)(i)

          (f)*By-laws of Registrant (filed as Exhibit 3.(II)
          Registration Statement form 10SB dated November 22,
          1999, Registrant No. CIK #0001098584 and incorporated
          herein by reference).                                         (3)(ii)

          (g)*Option and Warrant Agreements and Text of Warrant
          (filed as Exhibit 10.2 to Registration Statement
          on Form 10SB dated November 22, 1999, Registration CIK
          #0001098584 and incorporated herein by reference).               (10)

          (h)*Lawrence  Livermore   License  Agreement.(filed  as
          Exhibit 10.1 Registration Statement form 10SB dated November 22, 999, Registrant No. CIK #0001098584 and incorporated herein by reference).

          (i)*Investment  Agreement between  FarWest  Group, Inc. and
          Asea Brown Boveri, Inc. dated December 29, 1999. (filed as
          Exhibit 10.3 to Registration Statement form 10SB dated
          February 14,2000,  Registrant No. CIK #0001098584 and
          incorporated herein by reference).                               (10)

          (j) Article of Merger of T.A. Corp into Far West Pump
          Company.                                                       (10.4)

          (k) Letter from "The Royal Hasemite Court, The Ecomonic
          Department" dated November 21, 1999.                           (10.5)

          (l) Letter from "The Hashemite Kingdom of Jordan, Ministry
          of Water & Irrigation" dated March 3, 2000.                    (10.6)

          *Previously filed.


          SIGNATURES

          Pursuant to the requirements of Section 13  or 15(d)  of  the
          Securities Exchange  Act of 1934, Registrant   has duly caused this
          report to be signed on its behalf by the undersigned, thereunto duly authorized.

          By:  [s] Dallas Talley
          Dallas Talley, President
          and Financial Officer



          Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Registrant and in the capacity and on the date set forth following their name.


          Signature                 Capacity                   Date

          [s] Clark Vaught       Chairman  and CEO            May 11, 2000
              Clark Vaught

          [s] Dallas Talley    President and Financial
              Dallas Talley            Officer                May 11, 2000


          [s] Chris Sheppard        Vice President            May 11, 2000
              Chris Sheppard

          [s] Tom Friezen              Director               May 11, 2000
              Tom Friezen

          [s] Nicholas Yensen          Director               May 11, 2000
              Nicholas Yensen

          INDEPENDENT AUDITORS' REPORT

          Board of Directors
          FarWest Group, Inc.

          We have audited the accompanying consolidated balance sheets of FarWest Group, Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FarWest Group, Inc. as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses and its working capital deficit and stockholders deficit raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


          As explained in Note 10, subsequent to September 30, 1999, the Company discovered certain errors in the 1998 financial statements. The 1998 financial statements have been restated to reflect this restatement.


          Jackson & Rhodes P.C.

          Dallas, Texas
          April 12, 2000

                                   FARWEST GROUP, INC.
                                     BALANCE SHEETS
                                         Assets
                                              (Unaudited)
                                             September 30,      December 31,
                                                  1999         1998     1997
Current assets:                               (Restated)   (Restated)

Cash                                          $   30,199   $    -    $   3,211
Accounts receivable                                  -       28,704      3,143

Total current assets                              30,199     28,704      6,354

Furniture and equipment                            5,435      2,952      2,952
Less accumulated  depreciation                    (3,218)    (1,968)      (984)

                                                   2,217        984      1,968

Total Assets                                  $   32,416   $ 29,688  $   8,322

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable and accrued
 liabilities                                  $  406,917   $691,484  $ 137,000
Accounts payable to shareholder
 (Note 3)                                        207,059    127,809     32,448
Net liabilities of discontinued
 operations (Note  2                             658,401  1,439,368    581,928

Total current liabilities                      1,272,377  1,345,843    751,376

Convertible debt (Note 5)                        100,000    200,000    100,000

Commitments and contingencies
          (Note 6)                                   -          -          -

Stockholders' equity:

Preferred stock, $.0001 par value,
 20,000,000 shares authorized;
 60,000 issued and outstanding
 at September 30, 1999 and
 December 31, 1998                                     6          6        -
Common stock, $.0001 par value,
 80,000,000 shares authorized;
 6,114,912, 3,591,480 and
 3,191,480 shares issued and
 outstanding                                         611        359        319

Additional paid-in capital                     2,350,690    699,525    527,289
Accumulated deficit                           (3,691,268)(2,309,570)(1,370,662)

Total stockholders' equity(deficit)           (1,339,961)(1,609,680)  (843,054)

Total Liabilities and Stockholders' Equity  $     32,416 $   29,688 $    8,322

                See accompanying  notes to financial  statements.

                              FARWEST GROUP, INC.
                           STATEMENTS OF OPERATIONS
                                     (unaudited)
                                  Nine Months Ended              Years
                                    September 30,           Ended December 31,
                                  1999         1998         1998         1997
                              (Restated)   (Restated)    (Restated)
Revenues                     $      -     $      -      $     -      $     -

Operatng expenses:
 Common stock and options
 issued for services            929,750      163,669      218,225      227,500
General and administrative      432,520      447,645      353,483      245,114

                              1,362,270      611,314      571,708      472,614

Loss from operations         (1,362,270)    (611,314)    (571,708)    (472,614)

Other income (expense):
 Interest expense                (3,500)     (51,512)     (56,539)      (7,000)

Total other expense              (3,500)     (51,512)     (56,539)      (7,000)

Loss from  continuing
 operations                  (1,365,770)    (662,826)    (628,247)    (479,614)

Discontinued operations (Note 2):
 Loss from discontinued
 operations                     (15,928)    (240,051)    (310,661)    (347,491)

Net loss                    $(1,381,698)   $(902,877)   $(938,908)   $(827,105)

Loss per common share:

From continuing
 operations                      $(0.25)      $(0.20)      $(0.18)      $(0.33)

Net loss                         $(0.25)      $(0.27)      $(0.28)      $(0.58)

Weighted average common
 shares outstanding           5,502,316    3,347,036    3,408,147    1,433,147


                  See accompanying notes to financial statements.

                               FARWEST GROUP, INC.
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
            Years Ended December 31, 1998 and 1997 and the Nine Months
                       Ended September 30, 1999 (Unaudited

                                   Preferred Stock     Common Stock   Additional
                                                                        Paid-in     Accumulated
                                   Shares   Amount    Shares   Amount   Capital       Deficit       Total

Balance, December 31, 1996           -     $  -     1,081,480   $108   $      -    $ (543,557)  $  (543,449)
Common shares issued for services    -        -       910,000     91      227,409         -         227,500
Common shares issued for accounts
 payable to  shareholder             -        -     1,200,000    120      299,880         -         300,000
Net loss                             -        -           -       -           -      (827,105)     (827,105)

Balance, December 31, 1997           -        -     3,191,480    319      527,289  (1,370,662)     (843,054)
Shares issued  for cash           60,000      6       400,000     40      172,236         -         172,282
Net loss                             -        -           -       -           -      (938,908)     (938,908)

Balance, December 31, 1998        60,000      6      3,591,480   359      699,525  (2,309,570)   (1,609,680)
Shares  issued for cash              -        -        626,500    63      283,188         -         283,251
Shares issued to convert debt        -        -        253,332    25      126,641         -         126,666
Shares issued for services
 rendered
  1998                               -        -      1,247,000   125      311,625         -         311,750
  1999                               -        -        396,600    40       99,110         -          99,150
Stock options issued as
 compensation                        -        -            -      -       830,600         -         830,600
Net loss                             -        -            -      -           -    (1,326,953)   (1,326,953)

Balance, September  30, 1999
 (unaudited)                      60,000  $   6      6,114,912  $611   $2,350,690 $(3,691,268)  $(1,339,961)

                         See accompanying notes to financial statements.

                               FARWEST GROUP, INC.
                            STATEMENTS OF CASH FLOWS

                                                       (Unaudited)
                                                    Nine Months Ended
                                                      September 30,      Years Ended December 31,
                                                    1999        1998         1998        1997
                                                 (Restated)  (Restated)    (Restated)
Cash flows from operating activities:

Net loss                                       $(1,381,698)  $(902,877)   $(938,908)  $(827,105)
Adjustments to reconcile net loss to
  net cash used in operating activities:
Depreciation                                         1,250         494          984         984
Shares issued for services                          99,150         -            -       227,500
Stock options issued as compensation               830,600         -            -           -
Changes in operating assets and liabilities:
Accounts receivable                                  3,704      (1,857)     (25,561)     (2,574)
Accounts payable and accrued liabilities            53,849     489,979      460,959      62,000
Net assets of discontinued operations               38,326     (67,026)      38,147     430,079

Net cash used in operating activities             (329,819)   (411,143)    (370,854)   (109,116)

Cash flows from investing activities:
Purchase of furniture and equipment                 (2,483)        -            -        (2,952)

Cash flows from financing activities:
Net advances from shareholder (Note 3)              79,250     135,650       95,361      15,279
Sale of common and preferred shares                283,251     172,282      172,282         -
Proceeds from convertible debt                         -       100,000      100,000     100,000

Net  cash  provided  by financing  activities      362,501     407,932      367,643     115,279

Net increase (decrease) in cash and cash
  equivalents                                       30,199      (3,211)      (3,211)      3,211

Cash at beginning of year                              -         3,211        3,211         -

Cash at end of year                                $30,199    $    -      $     -     $   3,211

Supplemental disclosure:
  Total interest paid                              $   -      $    -      $     -     $     -

Non-cash transactions:
  During 1997, the Company issued 1,200,000 common shares for $300,000 in accounts payable to a shareholder.

  During 1999, the Company issued 1,643,600 common shares for services rendered in 1999 and 1998, of which $311,750 had been accrued in 1998.

  During 1999, the Company issued 253,332 common shares to convert $100,000 in convertible debt and $26,666 in accrued interest.

                  See accompanying notes to financial statements.

        1.   Summary of Significant Accounting Policies

        Description of Business

        FarWest Group, Inc. (the "Company" or "FarWest") was organized under
        the laws of the state of Nevada in July 1996 to   serve as  a water
        technology company dedicated  to  advanced  water   filtration  and
        purification. In July 1996 the Company transacted a triangular merger with Pro Vantage Corporation ("Pro Vantage"), an inactive public company which had been incorporated in the state of Florida in 1992. Pro Vantage's name was changed to FarWest Group, Inc. Concurrently, the FarWest Pump Company ("Pump Company"), an Arizona Corporation, became a wholly owned subsidiary of the Company. The transaction with Pro Vantage was accounted for as a "reverse
        acquisition"  whereby   FarWest   acquired   Pro   Vantage   in   a
        transaction accounted for as a purchase. The purchase price has been determined based on the fair value of the Pro Vantage's net
        assets  at  the date  of  acquisition.   Because  Pro  Vantage  was
        inactive and had no assets or liabilities, the purchase price was determined essentially to be zero and no goodwill was recognized in the transaction.

        In January 1997 the Company entered into a manufacturing and marketing license agreement with Lawrence Livermore National Laboratories
        (Lawrence Livermore) whereby  the Company  obtained   the rights to
        Lawrence Livermore's patented  Capacitive   Deionization Technology
        (CDT).  The company has the rights to develop and manufacture a carbon
        aerogel CDT product for   commercial  use   in   the  desalination,
        filtration   and  purification of  water.    The  manufacturing and
        marketing  license is effective for the life of the patents (up  to
        17 years). To maintain the license the Company must make contracted annual royalty payments to Lawrence Livermore beginning with $30,000 per year, then becoming a percentage of revenue. The Company was in arrears on its royalty payments to Lawrence Livermore as of September 30, 1999, but has become current on its payments subsequently. The Company has completed development of its first release CDT unit
        and  expects  to   commence   in-house  prototype  manufacture  and
        construction of demonstration and pilot water treatment plants for clients in the first quarter of 2000.

        See Note 2 regarding the Company's sale of Pump Company to Pump Company management.

        Going Concern

        The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company is reporting cumulative net losses from continuing operations since January 1, 1997 of $2,473,631 as of September 30, 1999 and has utilized $809,789 in cash from operations during the same period. The following is a summary of management's plan to raise capital and generate additional operating funds.

        The Company was funded initially through investment by the principal shareholder. Since 1998 funding has been principally through private placements. Private placement opportunities combined with management funding are expected to continue through the fourth quarter of 1999.


        Business opportunities for the next twelve months include international CDT systems sales to governments and major multi-national industrial corporations and U.S. pilot sales. Several opportunities are now being discussed including: governments, humanitarian trust funds, industrial joint ventures, market sectors and geographic distribution agreements.

        The Company recognizes the financial investment required to support the potential business opportunities which are being discussed. There is no guarantee that the Company can complete the funding necessary to develop the manufacturing and engineering structure to manufacture and install the potential CDT orders. The company is currently discussing financing options which include: a Corporate Partnership for Manufacturing which could be expanded to include marketing services; joint ventures with an international investment group; and a European government-sponsored program. In addition, a religious humanitarian fund is evaluating equity investment and CDT installation opportunities in the Mid-East. Management believes that there is a probability of obtaining the required financing for the next twelve months through one of the above.

        The Company is dependent upon the proceeds of proposed offerings of the Company's securities to implement its business plan and to finance its working capital requirements. Should the Company's plans or its assumptions change or prove to be inaccurate or offering proceeds are insufficient to fund the Company's operations, the Company would be required to seek additional financing sooner than anticipated. Management is confident it will be able to continue raising funds, principally through private placements. With the filing of a Form 10-SB in the fourth quarter of 1999 and becoming a Securities and Exchange Commission fully reporting Company, management anticipates that additional funding will be likely in 2000.

        There can be no assurances given that the Company will be successful in generating sufficient revenues from its planned activities or in raising sufficient capital to allow it to continue as a going concern which contemplates increased operating expenses, acquisition of assets and the disposition of liabilities in the normal course
        of business.   These factors can  affect the ability of the Company
        to implement its general business plan including the completion of the required manufacturing facilities and continued proprietary CDT product improvements.

        Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

        Use of Estimates and Assumptions

        Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

        Cash and Cash Equivalents

        The Company considers all liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

        Furniture and Equipment

        Furniture and equipment are stated at cost. Depreciation is computed principally by the straight-line method based on the estimated useful lives of five to seven years.

        Net Loss Per Common Share

        In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 provides a different method of calculating earnings per share than was formerly used in APB Opinion
        15.  SFAS 128 provides for the  calculation  of  basic  and diluted
        earnings per share.   Basic earnings per share includes no dilution
        and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding fo the period. Dilutive earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. The Company was required to adopt this standard in the fourth quarter of calendar 1997. Because the Company's potential dilutive securities are antidilutive, the accompanying presentation is only of basic loss per share. The numerator in the basic per share calculation is the
        loss from continuing operations  and  net loss, respectively.   The
        denominator in the calculation is weighted average shares for each period.

        Stock-Based Compensation

        The Company has issued stock options. Compensation costs arising from such options will be recorded as an expense. The measurement date for determining compensation costs is the date of the grant. Compensation cost is the excess, if any, of the market value of the stock at date of grant over the amount the employeemust pay to acquire the stock. The Company measures compensation costs using the intrinsic value based method of accounting for stock issued to employees.

        Income taxes

        The Company accounts for income taxes in accordance with  Statement
        of  Financial   Accounting  Standards  No.   109, "Accounting   for
        Income Taxes"("SFAS 109"). The objective of the asset and liability method is to establish deferred tax assets and liabilities for the
        temporary  differences   between  the financial reporting basis and
        the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        Research and Development

        Research and development expenditures are expensed when incurred. Research and development expenses amounted to $420,000, $170,000, $234,000 and $287,000 for the nine months ended September 30, 1999 and 1998 and the years ended December 31, 1998 and 1997, respectively.

        Accounts Receivable

        Accounts receivable at December 31, 1997 represented non-revenue type items.

        2.   Discontinued Operations

        Pump Company was formed to provide drilling and pump services in Arizona and Western New Mexico. It includes an operating division, Arizona Well Services, which provided wholesale parts services to Pump and other companies.

        In the fourth quarter of 1998 discussions were initiated  with Pump
        Company management for the purchase of the Pump Company.   In March
        1999 the  Company's Board  of Directors agreed to sell Pump Company to its management, effective January 1, 1999. In order to induce Pump Company management to assume the net liabilities of Pump Company, FarWest agreed to pay Pump Company $70,000. These funds will be satisfied upon the successful completion
        of additional significant private  equity placements.   In addition,
        on January 31, 2000, FarWest paid $200,000 to Pump Company to satisfy a FarWest payable to a stockholder who has assigned the receivable to Pump Company. The Company also assumed a note payable in the amount of approximately $63,000 in connection with the sale of Pump Company.

        The Company has accounted for the Pump Company in the accompanying financial statements as a discontinued operation. Because the Pump Company has net liabilities, the Company will record a gain on the transaction when the sale closes. The sale was closed in November 1999.

        Pump Company had revenues of approximately $3,000,000, $1,665,000, $2,250,000 and $3,180,000 for the periods ended September 30, 1999 and 1998 and December 31, 1998 and 1997, respectively.

        Following is a description of the remaining assets and liabilities of the Pump Company at each balance sheet date:


                                          September        December 31,
                                           30, 1999      1998        1997

        Current assets                    $ 319,723  $ 210,586  $  228,541
        Net property, plant and equipment   677,166    630,393   1,255,900
        Notes payable                      (402,772)  (454,361)   (923,627)
        Accounts payable and accrued
             liabilities                   (945,873)  (588,465)   (709,809)
        Accounts payable-shareholder       (306,645)  (418,228)   (432,933)

        Net liabilities of discontinued
             operations                   $(658,401) $(620,075)  $(581,928)


        3.   Related Party Transactions

        A principal shareholder, Clark Vaught, Chairman, has loaned the Company funds at various times. The payable is included in accounts payable to shareholder in the accompanying balance sheet. While the funds were not loaned under a note agreement, the Company has accrued
        interest  at 8%  on  the  balances  payable.   The accrued interest
        has been added to the amounts payable.

        4.   Income Taxes

        There were no significant temporary differences between the Company's tax and financial bases, except for the Company's net operating loss carryforwards amounting to approximately $2,700,000, $1,350,000 and $830,000 at September 30, 1999 and December 31, 1998 and 1997,
        respectively. These carryforwards will expire, if not utilized, in 2012-2014.

        The Company has deferred tax assets amounting to approximately $900,000, $450,000 and 280,000 at September 30, 1999, and December
        31, 1998 and 1997, respectively, related to the net operating loss carryovers. The realization of the benefits from these deferred tax assets appears uncertain due to recurring net losses. Accordingly, a valuation allowance has been recorded which offsets the deferred tax assets at the end of each period.

        5.   Convertible Debt

        During December 1997 and January 1998, the Company issued $200,000 in 7% convertible debt. The debt is convertible into shares of the Company s common stock at $.50 per share until maturity of the principal on January 15, 2001. During 1999, the holder of the debt converted $100,000 of principal and $26,666 of accrued interest into 253,332 shares of common stock. The note is collateralized by 750,000 shares of Company common stock. The debt was paid in February 2000.

        6.   Capital Stock

        During 1997, the Company issued 1,200,000 common shares for $300,000 accounts payable to Clark Vaught, Chairman of the Board of Directors. The stock was valued by a consultant to the Company at $.25 per share based on the thin trading in the Company's shares and a two-year restriction on trading of the shares.

        During 1998 and the nine months ended September 30, 1999, the Company issued common shares for cash as follows:

                                           No. of      Price
                               Date        Shares   Per Share      Amount

        Private placement     May-98      400,000    $  0.36      $172,282

        Private placement   March-99      160,000    $  0.31      $ 50,000
        Private placement   April-99      466,500    $  0.50       233,251

            Total 1999                    626,500                 $283,251

        During 1998, the Company issued 60,000 shares of preferred stock for cash of $30,000. The shares pay no dividends and each share is convertible into one share of common stock. The preferred stock was converted to 60,095 shares of common stock after September 30, 1999.

        The Company has issued stock options to non-employees. A summary of the status of stock options is set forth below:

                                                        Period Ended
                                                     September 30, 1999
                                                           Weighted Average
                    Stock Options                 Shares    Exercise Price
        Outstanding, beginning or period              -           $  -
        Granted                                   410,000         $0.82
        Exercised                                     -           $  -
        Forfeited/expired                             -           $  -
        Outstanding, end of period                410,000         $0.82
        Options exercisable, end of period        410,000         $0.82

        The weighted average grant date fair value of options issued during the period ended September 30, 1999 was $2.02.

        Compensation costs for employee options are recognized as an expense in an amount equal to the excess of the fair market value of the stock at the date of measurement over the amount the employee must pay. The measurement date is generally the grant date. There were no options issued to employees as of September 30, 1999. The Company
        recorded $830,600  in compensation expense   during the nine months
        ended September 30, 1999 under FASB Statement 123 for options issued to non-employees. There is no future compensation expense to be recorded in subsequent periods as of September 30, 1999. Using the fair value method, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999: dividend yield of 0.0 percent; expected volatility of 783 percent; risk free interest rates of 4.5 percent; expected lives of two years.

        Compensation expense for non-employees is recognized in accordance with Statement of Financial Accounting Standards No. 123 based on the fair value of the consideration received or the fair equity instruments issued, whichever is more reliably measurable. During the periods ended December 31, 1997 and September 30, 1999, the Company utilized the fair value of the equity instruments issued to recognize expense for shares issued to non-employees. Following is a summary of the common shares issued for services rendered during the year ended December 31, 1997 and the nine months ended September 30, 1999:

                                                Number
                                    Date      of Shares       Expense

        Employees compensation     Nov-97      250,000       $ 62,500
        Legal services             Nov-97       10,000          2,500
        Directors compensation     Nov-97      600,000        150,000
        Marketing                  Nov-97       50,000         12,500

        Total issued in 1997                   910,000       $227,500

        Employees compensation     Mar-99    1,415,000       $353,750
        Professional services      Mar-99      202,600         50,650
        Marketing                  Mar-99        8,500          2,125
        Research and Development   Mar-99        7,500          1,875
        Legal services             Mar-99       10,000          2,500

        Total issued in 1999                 1,643,600       $410,900

        The expense for the above services was recognized based upon the market value of the common stock at the time it was committed to be issued.  Because the Company did  not keep complete time records of its employees with which to determine a fair value of services rendered each period, the Company has utilized the fair value of the shares at the date of issue and allocated the value to expense on a pro rata basis during the periods of service of 1998 and 1999.
        The  shares were not issued under a   stock compensation plan.  The
        Company accrued $311,750 as of December 31, 1998, included in accounts payable and accrued liabilities in the balance sheet at that date and included in common stock and options issued for services in 1998 statement of operations.

        7.   Commitments and Contingencies

        Lease Commitments

        The Company leases officespace under an operating lease which expires

        7.   Commitments and Contingencies (Continues)

        in May 2001.  Future minimum rental commitments amount to $12,650.

        Rent expense for the nine months ended September 30, 1999 and 1998 and the years ended December 31, 1998 and 1997 amounted to $8,409, $34,501, $38,056 and $11,020, respectively.

        Fair Value of Financial Instruments

        The following disclosure of the estimated fair value of   financial
        instruments  is  made   in  accordance  with  the requirements   of
        SFAS No. 107, Disclosures about Fair Value of Financial Instruments.
        The estimated fair value  amounts  have  been   determined  by  the
        Company, using available market information and appropriate valuation methodologies. The fair value of financial instruments classified as current assets of liabilities including cash and cash equivalents and notes and accounts payable approximate carrying value due to the
        short-term  maturity  of  the  instruments.   The fair value of the
        convertible debt is estimated to be $405,000, $120,000 and $61,000 as of September 30, 1999, December 31, 1998 and 1997, respectively, based on the underlying value of the common stock into which the debt is convertible, discounted for its initial two-year holding restrictions.


        The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents and notes and
        accounts payable approximate carrying value due to the   short-term
        maturity of the instruments.

        Concentration of Credit Risk

        The Company invests its cash and certificates of deposit primarily in deposits with major banks. Certain deposits, at times, are in excess of federally insured limits. The Company has not incurred losses related to its cash.

        Uncertainty Due to the Year 2000 Issue

        The Company did not and does not expect to encounter any significant matter which will affect its operations arising from the so called Y2K or Year 2000 issue problem.

        7.   Commitments and Contingencies (Continues)

        Litigation

        Three former employees of the Company or its former subsidiary, Pump Company, have filed a lawsuit alleging that the Company failed to pay
        them certain wages and provide  them  with  certain  options.   Pump
        Company has also  entered  the  lawsuit and asserted various claims
        against the three former   employees  and  their  current employer,
        including conversion, civil conspiracy, wrongful interference with contractual relationships, and violation of trade secrets. The former employees seekto recover approximately $250,000 in future wages and, in the aggregate, have asked to be awarded stock options permitting the purchase of up to 630,000 shares of stock of the Company at $.25 per share. The employees have also requested that any damages awarded be trebled under Arizona law applicable to the failure of an employer to pay wages. The Company is contesting this matter vigorously. The Company does not believe that there is validity to the claims; however, should the Company be required to pay damages as a result of the litigation, the payments of such damage awards may have an adverse effect upon its financial condition.

        8.   New Accounting Pronouncements

        SFAS 129

        Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure ("SFAS 129"), effective for periods ending after December 15, 1997, establishes standards for disclosing information about an entity's capital structure. SFAS 129 requires disclosure of the pertinent rights and privileges
        of   various   securities  outstanding (stock,  options,  warrants,
        preferred  stock, debt and participating rights) including dividend
        and liquidation preferences, participant   rights, call  prices and
        dates, conversion or exercise prices and redemption requirements. Adoption of SFAS 129 has had no effect on the Company as it currently discloses the information specified.

        SFAS 130

        Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income", establishes standards for reporting and
        display of comprehensive   income,   its   components and
        accumulated balances.   Comprehensive income  is defined  to include
        all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This pronouncement had no effect on the Company's financial statements.

        SFAS 131

        SFAS 131,  "Disclosure about Segments of a Business    Enterprise",
        establishes standards for the way that public    enterprises report
        information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public.
        It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This accounting pronouncement has had no effect on the Company's financial statements.

        SFAS 132

        Statement of Financial Accounting Standards (SFAS) 132, "Employers' Disclosure about Pensions and Other Post-retirement Benefits,"
        revises  standards  for   disclosures  regarding pensions and other
        post-retirement benefits. It also requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. This statement does not change the measurement or recognition of the pension and other post-retirement plans. The financial statements are unaffected by implementation of this new standard.


        SFAS 133

        Statement of Financial Accounting Standards (SFAS) 133,

        "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative
        instruments, including  certain  derivative   instruments  embedded
        in other contracts, (collectively  referred to as  derivatives) and
        for  hedging  activities.     It  requires  that  an  entity
        recognize all    derivatives as either assets or liabilities in the
        statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecogn -ized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for sale security, or
        a foreign-currency-denominated   forecasted   transaction.  Because
        the Company has no derivatives, this accounting pronouncement has no effect on the Company's financial statements.

        9.   Subsequent Events

        On January 6, 2000, the Company entered into an agreement with ABB, Inc., an international conglomerate specializing in technology. The terms of the agreement are summarized as follows: ABB contracted to purchase 500,000 shares of FarWest common stock at $2.00 per share in two payments. The payments of $500,000 each were received on December 31, 1999 and January 31, 2000. ABB declined to exercise its remaining options.

        10.  Restatement

        Subsequent to September 30, 1999, the Company discovered certain errors in the financial statements previously issued for the periods
        ended   September  30, 1999 and December 31,  1998.  The measurement of the fair value of common share issued in 1999 for services rendered
        in 1998 and 1999    (see Note 6) was misstated  and the Company also
        recognized that it should  write off an account receivable of $25,000
        which was deemed to be uncollectible.    The Company  had previously
        discounted the market value of the shares by 30% to account for restrictions on the shares and their thin market. The accompanying financial statements for 1998 have been restated to correctly reflect the shares valued at market value without discount. The effect of the restatements was to increase net loss for 1998 and stockholders' deficit as of December 31, 1998 by $93,525 (an increase of $.03 in net loss per share), increase net loss for the nine months ended September 30, 1999 and 1998 by $54,745 and $70,144 ($.01 and $.02
        per share), respectively and increase stockholders' deficit at September 30, 1999 and December 31, 1998 by $25,000 and $93,525,
        respectively.

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